                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

          Information to be Included in Statements Filed Pursuant to
              Rules 13d-1(b), (c) and (d) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)
                              (Amendment No. 22)*


                                Kellogg Company
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   487836108
-------------------------------------------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G

  CUSIP NO.487836108                                   Page 2 of 10 pages
           ---------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      A New York Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                212,332

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           137,643,866
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  171,492

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           136,155,240
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          137,856,198
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                 34.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                                 HC

------------------------------------------------------------------------------

                                      13G


  CUSIP NO.487836108                                    Page 3 of 10 pages
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                      Arnold G. Langbo

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                                U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               1,459,327

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          136,159,785
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING               1,459,327

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          136,159,785
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                             137,619,112
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                 34.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                                  IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G

------------------------------------------------------------------------------

  CUSIP NO.487836108                                    Page 4 of 10 pages
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                      William C. Richardson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                                U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   2,459

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          136,857,560
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                     400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          136,857,560
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                         136,860,019
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                 33.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                                 IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
------------------------------------------------------------------------------

  CUSIP NO.487836108                                   Page 5 of 10 pages
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                      Jonathan T. Walton

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                                U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                       0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          136,135,640
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                        0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          136,135,640
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                         136,135,640
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                  33.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                                 IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6 of 10


     This Schedule 13G is being filed as Amendment No. 22 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 22 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Arnold G. Langbo, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 1998.

     The number of shares beneficially owned by each of The Bank of New York and certain of its affiliates, Arnold G. Langbo, William C. Richardson and Jonathan
T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 140,064,049, which is 34.6% of the Shares outstanding. Of this amount 136,135,640 Shares, or 33.6% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on
Exhibit 99.1.

     The number of reported Shares for Arnold G. Langbo includes 1,229,231 Shares that Mr. Langbo may acquire within 60 days of December 31, 1998 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plan.


Item 1.   (a)  Name of Issuer:
               --------------

               Kellogg Company

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Kellogg Square
               Battle Creek, Michigan 49016-3599


Item 2.   (a)  Name of Persons Filing:
               -----------------------

               The Bank of New York Company, Inc.

               Arnold G. Langbo
               William C. Richardson
               Jonathan T. Walton

          (b)  Address of Principal Business Office:
               -------------------------------------

               Person Filing                       Address
               -------------                       -------
               The Bank of New York Company, Inc.  One Wall Street
                                                   New York, NY  10286

               Arnold G. Langbo                    One Kellogg Square
                                                   P. O. Box 3599
                                                   Battle Creek, Michigan 49016

               William C. Richardson               W.K. Kellogg Foundation
                                                   One Michigan Avenue East
                                                   Battle Creek, Michigan 49017

               Jonathan T. Walton                  37 Warner Rd.
                                                   Grosse Pointe Farms,
                                                   Michigan 48236

Schedule 13 G
Issuer: Kellogg Company
Page 7 of 10


          (c)  Citizenship:
               ------------

               The Bank of New York Company, Inc.     -A New York Corporation
               Arnold G. Langbo                       -U.S. Citizen
               William C. Richardson                  -U.S. Citizen
               Jonathan T. Walton                     -U.S. Citizen

          (d)  Title of Class of Securities:
               -----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               -------------

               All persons filing - 487836108


Item 3.   (a) - (j)

          This statement is being filed pursuant to Rule 13d-1(d).


Item 4.   Ownership:
          ----------

          (a) Amount Beneficially Owned as of December 31, 1997:
              --------------------------------------------------

               The Bank of New York Company, Inc.     -137,856,198
               Arnold G. Langbo                       -137,619,112
               William C. Richardson                  -136,860,019
               Jonathan T. Walton                     -136,135,640

          (b)  Percent of Class:
               -----------------

               The Bank of  New York Company, Inc.     -      34.0%
               Arnold G. Langbo                        -      34.0%
               William C. Richardson                   -      33.8%
               Jonathan T. Walton                      -      33.6%

          (c) Number of shares as to which such person has:
              ---------------------------------------------

               (i) Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.          212,332
               Arnold G. Langbo                          1,459,327
               William C. Richardson                         2,459
               Jonathan T. Walton                                0

               (ii) Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.     -137,643,866
               Arnold G. Langbo                       -136,159,785
               William C. Richardson                  -136,857,560
               Jonathan T. Walton                     -136,135,640

Schedule 13 G
Issuer: Kellogg Company
Page 8 of 10

               (iii) Sole power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.     -    171,492
               Arnold G. Langbo                       -  1,459,327
               William C. Richardson                  -        400
               Jonathan T. Walton                     -          0

               (iv) Shared power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.     -136,155,240
               Arnold G. Langbo                       -136,159,785
               William C. Richardson                  -136,857,560
               Jonathan T. Walton                     -136,135,640

Item 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          William E. LaMothe resigned as a co-trustee of the Trust effective January 30, 1998. On that same date, Arnold G. Langbo succeeded Mr. LaMothe as a co-trustee of the Trust. Accordingly, as of January 30, l998, Mr. LaMothe ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 30, 1998 Mr. Langbo became such a beneficial owner. Beginning with this Amendment number 22 for the year ending December 31, 1998, Mr. Langbo is reporting his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. LaMothe.

          Dr. Russell G. Mawby also resigned as a co-trustee of the Trust effective January 30, 1998. On that same date, Jonathan T. Walton succeeded Dr. Mawby as a co-trustee of the Trust. Accordingly, as of January 30, l998, Dr. Mawby ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 30, 1998 Mr. Walton became such a beneficial owner. Beginning with this Amendment number 22 for the year ending December 31, 1998, Mr. Walton is reporting his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Dr. Mawby.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          __________________________________________________________________

          The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                    The Bank of New York
                    One Wall Street
                    New York, NY 10286

                    The Bank of New York Trust Company
                    123 Main Street
                    White Plains, New York 10601

Schedule 13 G
Issuer: Kellogg Company
Page 9 of 10


Item 8.   Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          See Exhibits 99.2 and 99.3

Item 9.   Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10.  Certification:
          --------------

          Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 10 of 10

                                  SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999

                              The Bank of New York, as trustee of the
                              W.K. Kellogg Foundation Trust


                              By:  /s/Edward F. Rieger
                                 ---------------------
                                        Edward F. Rieger
                                        Vice President



                                    Arnold G. Langbo

                                     /s/Edward F. Rieger
                                     -------------------
                                     By his attorney in fact, Edward F. Rieger



                                    William C. Richardson

                                     /s/Edward F. Rieger
                                     -------------------
                                     By his attorney in fact, Edward F. Rieger



                                    Jonathan T. Walton


                                     /s/Edward F. Rieger
                                     -------------------
                                     By his attorney in fact, Edward F. Rieger

                                   FORM 13G

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.         Exhibit
-----------         -------

Exhibit 24.1        Power of Attorney of Arnold G. Langbo dated November 12,
                    1998.

Exhibit 24.2        Power of Attorney of William C. Richardson dated December 2,
                    1998.

Exhibit 24.3        Power of Attorney of Jonathan T. Walton dated January 30,
                    1998.

Exhibit 99.1        Ownership of More Than 5 Percent on Behalf of Another
                    Person.

Exhibit 99.2        Identity of Each Person Filing This Schedule 13G.


Exhibit 99.3        Agreement Pursuant to Rule 13d-1(k)(1)(iii).